Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 4A DATED APRIL 25, 2016
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 1 dated February 17, 2016, supplement no. 2 dated February 17, 2016, supplement no. 3 dated March 3, 2016 and supplement no.4 dated March 23, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office property containing 123,529 rentable square feet in Campbell, California.
Probable Real Estate Investment
On April 20, 2016, we, through an indirect wholly owned subsidiary entered into an agreement of purchase and sale to acquire a three-story Class A office building containing 123,529 rentable square feet located on approximately 4.2 acres of land in Campbell, California (“Lincoln Court”). The seller is not affiliated with us or our advisor. The contractual purchase price of Lincoln Court is approximately $51.5 million plus closing costs. We intend to fund the purchase of Lincoln Court with proceeds from this offering and proceeds from a mortgage loan from an unaffiliated lender. We are currently negotiating the terms of the mortgage loan. Pursuant to the agreement of purchase and sale, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. As of April 20, 2016, we had made a deposit of $1.0 million and, in some circumstances, if we fail to complete the acquisition, we may forfeit up to $3.0 million of earnest money.
Lincoln Court was built in 1985 and consistently renovated since completion. As of April 1, 2016, Lincoln Court was approximately 98% leased to 34 tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of Lincoln Court is approximately $4.8 million. The current weighted-average remaining lease term for the tenants is approximately 2.0 years. The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $32.75 per square foot.
Currently, Firetide, Inc., a tenant in Lincoln Court in the telecommunications industry, individually occupies 14,466 rentable square feet or approximately 12% of the total property rentable square feet at Lincoln Court. Its lease expires on September 30, 2018, with a five-year extension option. The current annualized base rent for this tenant is approximately $0.5 million and the current remaining lease term is approximately 2.5 years. The current average rental rate over the remaining lease term is $35.94 per square foot. This tenant represents approximately 11% of the aggregate annual effective base rent of Lincoln Court.
The average occupancy rate for Lincoln Court for the last five years was as follows:

Year	Average Occupancy Rate
2011	(1)
2012	(1)
2013	(1)
2014	87%
2015	93%
_____________________
(1) Information for 2011, 2012 and 2013 are not available because the seller did not own the property during these periods.

The average effective annual rental rate per square foot for each of the last five years for Lincoln Court was:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2011	(2)
2012	(2)
2013	(2)
2014	$33.35
2015	$40.55
_____________________
(1) Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
(2) Information for 2011, 2012 and 2013 are not available because the seller did not own the property during these periods.
The table below sets forth a schedule of expiring leases for Lincoln Court by annualized effective base rent (net of rental abatements) and by leased rentable square feet as of April 1, 2016.

	No. of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2016	6	699,509	15%	18,043	15%
2017	12	1,365,682	28%	33,750	28%
2018	10	1,308,629	27%	35,980	30%
2019	1	170,689	4%	3,685	3%
2020	4	1,038,925	21%	22,265	18%
2021	—	—	—%	—	—%
2022	—	—	—%	—	—%
2023	—	—	—%	—	—%
2024	—	—	—%	—	—%
2025	1	253,640	5%	7,460	6%
Thereafter	—	—	—%	—	—%
We believe that Lincoln Court is suitable for its intended purpose and will be adequately insured at acquisition. For federal income tax purposes, the cost of Lincoln Court, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

2